Exhibit (a)(1)(A)

COMPANY NOTICE

To the Holders of

GLOBAL MARINE INC.

ZERO COUPON CONVERTIBLE DEBENTURES DUE JUNE 23, 2020

CUSIP Nos. 379352AN7 and 379352AM9*

Reference is hereby made to the Indenture dated as of September 1, 1997 between Global Marine Inc., a Delaware corporation (“Global Marine”), and Wilmington Trust Company, as trustee (the “Trustee”), as amended and supplemented by the First Supplemental Indenture dated as of June 23, 2000 between Global Marine and the Trustee, and the Second Supplemental Indenture dated as of November 20, 2001 among Global Marine, GlobalSantaFe Corporation, a Cayman Islands company (“GlobalSantaFe”), and the Trustee (as so supplemented and amended, the “Indenture”), under which the Zero Coupon Convertible Debentures Due June 23, 2020 of Global Marine Inc. (the “Debentures”) were issued.

In accordance with the Indenture, at the option of each holder of the Debentures, the Debentures will be purchased by Global Marine for $594.25 in cash per $1,000 principal amount at maturity of the Debentures (the “Purchase Price”), subject to the terms and conditions of the Indenture, the Debentures and this Company Notice and related offer materials, as amended and supplemented from time to time (the “Option”). Holders may surrender their Debentures at any time beginning May 25, 2005 through 5:00 pm., New York City time, on Thursday, June 23, 2005. This Company Notice is being sent pursuant to the provisions of Section 12.05 of the Indenture.

To exercise your Option to have Global Marine purchase the Debentures and receive payment of $594.25 per $1,000 principal amount at maturity of the Debentures, you must validly surrender the Debentures and the enclosed Repurchase Notice (the “Repurchase Notice”) to the Paying Agent (and not have withdrawn such surrendered Debentures and the Repurchase Notice), before 5:00 p.m., New York City time, on Thursday, June 23, 2005 (the “Purchase Date”). Debentures surrendered for purchase may be withdrawn at any time before 5:00 p.m., New York City time, on the Purchase Date. The right of holders to surrender Debentures for purchase in the Option expires at 5:00 p.m., New York City time, on the Purchase Date.

HOLDERS THAT SURRENDER THROUGH THE DEPOSITORY TRUST COMPANY (“DTC”) NEED NOT SUBMIT A PHYSICAL PURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.

The Paying Agent is Wilmington Trust Company:

By Regular, Registered or Certified Mail or Overnight Courier:	By Facsimile:
Wilmington Trust Company 1100 North Market Street Wilmington, Delaware 19890-1626 Attention: Alisha Clendaniel	302-636-4139 Attention: Alisha Clendaniel Confirm Receipt of Facsimile: 302-636-6470

For Information:

302-636-6470

Copies of this Company Notice may be obtained from the Paying Agent at its address set forth above.

The date of this Company Notice is May 25, 2005.

*	No representation is made as to the correctness of such number either as printed on the Debentures or as contained in this Company Notice, and reliance may be placed only on the other identification printed on the Debentures.

TABLE OF CONTENTS

SUMMARY TERM SHEET	1
IMPORTANT INFORMATION CONCERNING THE OPTION	3
1. Information Concerning GlobalSantaFe and Global Marine	3
2. Information Concerning the Debentures	4
2.1 Global Marine’s Obligation to Purchase the Debentures	4
2.2 Purchase Price	4
2.3 Conversion Rights of Debentures	5
2.4 Market for the Debentures and GlobalSantaFe Ordinary Shares	5
2.5 Redemption	5
2.6 Change in Control	5
2.7 Ranking	5
3. Procedures to be Followed by Holders Electing to Surrender Debentures for Purchase	6
3.1 Method of Delivery	6
3.2 Repurchase Notice	6
3.3 Delivery of Debentures	6
4. Right of Withdrawal	7
5. Payment for Surrendered Debentures	7
6. Debentures Acquired	7
7. Plans or Proposals of GlobalSantaFe or Global Marine	7
8. Interests of Directors, Executive Officers and Affiliates of GlobalSantaFe or Global Marine in the Debentures	8
9. Purchases of Debentures by the Company and its Affiliates	10
10. Material United States Tax Consequences	10
11. Additional Information	11
12. No Solicitation	12
13. Definitions	12
14. Conflicts	12

No person has been authorized to give any information or to make any representations other than those contained in this Company Notice and the accompanying Repurchase Notice and, if given or made, such information or representations must not be relied upon as having been authorized. This Company Notice and the accompanying Repurchase Notice do not constitute an offer to buy or the solicitation of an offer to sell Debentures in any circumstances or jurisdiction in which such offer or solicitation is unlawful. The delivery of this Company Notice shall not under any circumstances create any implication that the information contained herein is current as of any time subsequent to the date of such information. None of Global Marine, GlobalSantaFe or their respective boards of directors or employees are making any representation or recommendation to any holder as to whether or not to surrender such holder’s Debentures. You should consult your own financial and tax advisors and must make your own decision as to whether to surrender your Debentures for purchase and, if so, the amount of Debentures to surrender.

i

SUMMARY TERM SHEET

The following are answers to some of the questions that you may have about the Option. To understand the Option fully and for a more complete description of the terms of the Option, we urge you to read carefully the remainder of this Company Notice and the accompanying Repurchase Notice because the information in this summary is not complete and those documents contain additional important information.

•	Who is offering to purchase my Debentures?

Global Marine Inc., a Delaware corporation, is offering to purchase all outstanding Zero Coupon Convertible Debentures Due June 23, 2020 issued by it that are surrendered for purchase at the option of the holder thereof. As of May 24, 2005, there was $600,000,000 aggregate principal amount at maturity of Debentures outstanding.

•	Why is Global Marine making the offer?

Global Marine is required to make the offer under the terms of the Indenture and the Debentures.

•	How much is Global Marine offering to pay?

Under the terms of the Indenture, Global Marine will pay, in cash, a Purchase Price of $594.25 per $1,000 principal amount at maturity of the Debentures with respect to any and all Debentures validly surrendered for purchase and not withdrawn.

•	What is the form of payment?

Under the terms of the Indenture, Global Marine may pay the Purchase Price in cash, stock or any combination thereof. Global Marine has determined that it will pay the Purchase Price in cash with respect to any and all Debentures validly surrendered for purchase and not withdrawn.

•	Are the Debentures convertible into stock?

Yes. Each Debenture is convertible at any time, at the option of the holder, into ordinary shares, par value $.01 per share, of GlobalSantaFe Corporation (“GlobalSantaFe Ordinary Shares”), the ultimate parent company of Global Marine, at a conversion rate of 8.125103 GlobalSantaFe Ordinary Shares per $1,000 principal amount of Debentures at maturity. This conversion rate is subject to adjustment in certain events.

•	How can I determine the market value of the Debentures?

There is no established reporting system or market for trading in the Debentures. To the extent that the Debentures are traded, prices of the Debentures may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, our operating results and the market for similar securities. To the extent available, holders are urged to obtain current market quotations for the Debentures before making any decision with respect to the Option.

•	What does the board of directors of Global Marine and GlobalSantaFe think of the Option?

Although Global Marine’s board of directors has approved the terms of the Option included in the Indenture, neither the Global Marine board nor the GlobalSantaFe board has made any recommendation as to whether you should surrender your Debentures for purchase. You must make your own decision whether to surrender your Debentures for purchase and, if so, the number of Debentures to surrender.

•	When does the Option expire?

The Option expires at 5:00 p.m., New York City time, on June 23, 2005. Global Marine will not extend the period you have to accept the Option unless required to do so by Federal securities laws.

•	What are the conditions to Global Marine’s purchase of the Debentures?

Provided that Global Marine’s purchase of validly surrendered Debentures is not unlawful, that purchase will not be subject to any other conditions.

•	How do I surrender my Debentures?

To surrender your Debentures for purchase pursuant to the Option, you must deliver the required documents to Wilmington Trust Company, as Paying Agent, no later than 5:00 p.m., New York City time, on June 23, 2005.

HOLDERS THAT SURRENDER THROUGH DTC NEED NOT SUBMIT A PHYSICAL REPURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.

•	A holder whose Debentures are held in certificated form must properly complete and execute the Repurchase Notice, and deliver the notice to the Paying Agent, with any other required documents and the certificates representing the Debentures to be surrendered for purchase.

•	A holder whose Debentures are held by a broker, dealer, commercial bank, trust company or other nominee must contact that nominee if that holder desires to surrender its Debentures and instruct that nominee to surrender the Debentures on the holder’s behalf.

•	A holder who is a DTC participant should surrender their Debentures electronically through DTC’s Automated Tenders over the Participant Terminal System (“PTS”), subject to the terms and procedures of that system.

•	If I surrender, when will I receive payment for my Debentures?

Global Marine will accept for payment all validly surrendered Debentures immediately upon expiration of the Option. Global Marine will forward to the Paying Agent, before 11:00 a.m., New York City time, on June 24, 2005, the appropriate amount of cash required to pay the total Purchase Price for the validly surrendered Debentures, and the Paying Agent will promptly distribute the cash to the holders.

•	Until what time can I withdraw previously surrendered Debentures?

You can withdraw Debentures previously surrendered for purchase at any time before 5:00 p.m., New York City time, on June 23, 2005.

•	How do I withdraw previously surrendered Debentures?

To withdraw previously surrendered Debentures, you must deliver an executed written notice of withdrawal substantially in the form attached, or a facsimile of one, to the Paying Agent before 5:00 p.m., New York City time, on June 23, 2005.

HOLDERS THAT WITHDRAW THROUGH DTC NEED NOT SUBMIT A PHYSICAL NOTICE OF WITHDRAWAL TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE WITHDRAWAL PROCEDURES OF DTC.

•	Do I need to do anything if I do not wish to surrender my Debentures for purchase?

No. If you do not deliver a properly completed and duly executed Repurchase Notice to the Paying Agent or surrender your Debentures electronically through DTC’s Automated Tenders over the Participant Terminal System before the expiration of the Option, Global Marine will not purchase your Debentures and your Debentures will remain outstanding subject to their existing terms.

•	If I choose to surrender my Debentures for purchase, do I have to surrender all of my Debentures?

No. You may surrender all of your Debentures, a portion of your Debentures or none of your Debentures for purchase. If you wish to surrender a portion of your Debentures for purchase, however, you must surrender your Debentures in a principal amount at maturity of $1,000 or an integral multiple of $1,000.

•	If I do not surrender my Debentures for purchase, will I continue to be able to exercise my conversion rights?

Yes. If you do not surrender your Debentures for purchase, your conversion rights will not be affected. You will continue to have the right to convert each $1,000 principal amount at maturity of a Debenture into 8.125103 Ordinary Shares of GlobalSantaFe, the ultimate parent company of Global Marine, subject to the terms, conditions and adjustments specified in the Indenture.

•	If I am a U.S. resident for U.S. federal income tax purposes, will I have to pay taxes if I surrender my Debentures for purchase in the Option?

The receipt of cash in exchange for Debentures pursuant to the Option will be a taxable transaction for U.S. federal income tax purposes. You should consult with your own tax advisor regarding the actual tax consequences to you.

•	Who is the Paying Agent?

Wilmington Trust Company, the trustee for the Debentures, is serving as Paying Agent in connection with the Option. Its address and telephone number are set forth on the front cover page of this Company Notice.

•	Who can I talk to if I have questions about the Option?

Questions and requests for assistance in connection with the surrender of Debentures for purchase pursuant to the Option may be directed to Alisha Clendaniel at Wilmington Trust Company at (302) 636-6470.

IMPORTANT INFORMATION CONCERNING THE OPTION

1. Information Concerning GlobalSantaFe and Global Marine.

Global Marine Inc., a Delaware corporation, is offering to purchase the Zero Coupon Convertible Debentures Due June 23, 2020. The Debentures are convertible into the ordinary shares, par value $.01 per share, of GlobalSantaFe Corporation, the ultimate parent company of Global Marine, subject to the terms, conditions and adjustments specified in the Indenture and the Debentures.

GlobalSantaFe is an offshore oil and gas drilling contractor, owning or operating an active fleet of 61 marine drilling rigs, including 45 cantilevered jackup rigs, 13 semisubmersibles, and three drillships. GlobalSantaFe operates two of the semisubmersible rigs for third parties under a joint venture agreement. GlobalSantaFe provides oil and gas contract drilling services to the oil and gas industry worldwide on a daily rate (“dayrate”) basis. GlobalSantaFe also provides oil and gas drilling management services on either a dayrate or completed-project, fixed-price (“turnkey”) basis, as well as drilling engineering and drilling project management services, and GlobalSantaFe participates in oil and gas exploration and production activities.

GlobalSantaFe’s modern, diversified fleet currently consists of six heavy-duty harsh environment jackups, 39 cantilevered jackups, three second-generation semisubmersibles, seven third-generation semisubmersibles, one fourth-generation semisubmersible, two fifth-generation ultra-deepwater semisubmersibles and three dynamically positioned drillships. The two newly-constructed fifth-generation ultra-deepwater semisubmersibles, the GSF Development Driller I and the GSF Development Driller II, were delivered in the first quarter of 2005. GlobalSantaFe’s fleet is deployed in major offshore oil and gas operating areas worldwide, principally in the U.S. Gulf of Mexico, West Africa, the North Sea, Southeast Asia, the Middle East, the Mediterranean Sea, South America and eastern Canada. As of May 4, 2005, 60 of its active rigs were operating under contract or had commitments to commence operations soon thereafter, and one was idle with no commitments.

GlobalSantaFe provides its drilling management services primarily on a turnkey basis, principally in the U.S. Gulf of Mexico and the North Sea. Under a typical turnkey arrangement, GlobalSantaFe assumes responsibility for the design and execution of a well and delivery of a logged or cased hole to an agreed depth for a guaranteed price. Compensation is contingent upon satisfactory completion of the drilling program. In 2004, GlobalSantaFe completed 119 turnkey projects (89 wells drilled and 30 well completions).

On November 20, 2001, Santa Fe International Corporation and Global Marine Inc. consummated their business combination with the merger of an indirect wholly owned subsidiary of Santa Fe International with and into Global Marine, with Global Marine surviving the merger as a wholly-owned subsidiary of Santa Fe International. In connection with the merger, Santa Fe International was renamed GlobalSantaFe Corporation. The Debentures were originally convertible into the common stock of Global Marine, but became convertible into GlobalSantaFe Ordinary Shares as a result of the business combination of GlobalSantaFe and Global Marine.

GlobalSantaFe is a Cayman Islands company. GlobalSantaFe’s executive offices are located at 15375 Memorial Drive, Houston, Texas 77079-4101 and its telephone number is (281) 925-6000. Global Marine Inc. is a Delaware corporation and an indirect, wholly owned subsidiary of GlobalSantaFe. Global Marine maintains its principal executive offices at 15375 Memorial Dr., Houston, Texas 77079 and its telephone number is (281) 925-6000.

2. Information Concerning the Debentures.

The Debentures were issued under the Indenture dated as of September 1, 1997 between Global Marine, as Issuer, and Wilmington Trust Company, as Trustee, as supplemented by the First Supplemental Indenture dated June 23, 2000 between Global Marine and the Trustee and the Second Supplemental Indenture dated November 20, 2001 among Global Marine, GlobalSantaFe and the Trustee. The Debentures mature on June 23, 2020. As of May 24, 2005, there was $600,000,000 aggregate principal amount at maturity of Debentures outstanding. Wilmington Trust Company is the Paying Agent for the Option, and is also the Conversion Agent for the Debentures.

For a description of the Indenture and the Debentures, please see the information under the caption “Description of the Debentures” in Global Marine’s prospectus dated October 2, 2000, as supplemented by Global Marine’s Current Report on Form 8-K filed November 20, 2001.

2.1 Global Marine’s Obligation to Purchase the Debentures.

Under the terms of the Indenture and the Debentures, Global Marine is obligated to purchase all Debentures validly surrendered for purchase and not withdrawn, at the holder’s option, on June 23, 2005.

This Option will expire at 5:00 p.m., New York City time, on Thursday, June 23, 2005. Global Marine will not extend the period holders of Debentures have to accept the Option. If holders do not validly surrender their Debentures on or before the expiration of the Option, their Debentures will remain outstanding subject to the existing terms of the Debentures.

The purchase by Global Marine of validly surrendered Debentures is not subject to any conditions other than the purchase being lawful.

If any Debentures remain outstanding following expiration of the Option, Global Marine will become obligated to purchase the Debentures, at the option of the holders, in whole or in part, on June 23, 2010 and 2015 at purchase prices of $706.82 and $840.73 per $1,000 principal amount at maturity, respectively. Global Marine will have the option to pay the purchase price in cash, stock or a combination thereof.

2.2 Purchase Price.

Under the Indenture and the Debentures, the Purchase Price that will be paid for the Debentures on the Purchase Date is $594.25 per $1,000 principal amount at maturity of Debentures. The Purchase Price will be paid in cash with respect to any and all Debentures validly surrendered for purchase and not withdrawn by 5:00 p.m., New York City time, on June 23, 2005. Debentures surrendered for purchase will be accepted only in principal amounts at maturity equal to $1,000 or integral multiples thereof. Original issue discount on the Debentures validly surrendered for purchase and not withdrawn will cease to accrue on the Purchase Date unless Global Marine defaults in making payment of the Purchase Price on those Debentures.

The Purchase Price is based solely on the requirements of the Indenture and the Debentures and bears no relationship to the market price of the Debentures or of GlobalSantaFe Ordinary Shares. Accordingly, the Purchase Price may be significantly higher or lower than the current market price of the Debentures. Holders of Debentures are urged to obtain the best available information as to potential current market prices of the Debentures, to the extent available, and GlobalSantaFe Ordinary Shares before making a decision whether to surrender their Debentures for purchase.

None of GlobalSantaFe, Global Marine or their boards of directors or employees are making any recommendation to holders as to whether to surrender or refrain from surrendering Debentures for purchase pursuant to this Company Notice. Each holder must make his or her own decision whether to surrender his or her Debentures for purchase and, if so, the principal amount of Debentures to surrender based on that holder’s assessment of current market value of the Debentures and the GlobalSantaFe Ordinary Shares and other relevant factors.

2.3 Conversion Rights of Debentures.

The Debentures are convertible into 8.125103 GlobalSantaFe Ordinary Shares per $1,000 principal amount at maturity of the Debentures, subject to the terms, conditions and adjustments specified in the Indenture and in the Debentures. The Paying Agent is currently acting as Conversion Agent for the Debentures.

Holders that do not surrender their Debentures for purchase pursuant to the Option will maintain the right to convert their Debentures into GlobalSantaFe Ordinary Shares, subject to the terms, conditions and adjustments specified in the Indenture and in the Debentures. Any Debenture as to which a Repurchase Notice has been given may be converted in accordance with the terms of the Indenture only if the applicable Repurchase Notice has been validly withdrawn before 5:00 p.m., New York City time, on June 23, 2005, as described in Section 4 below.

2.4 Market for the Debentures and GlobalSantaFe Ordinary Shares.

There is no established reporting system or trading market for trading in the Debentures. To the extent that the Debentures are traded, prices of the Debentures may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the operating results of GlobalSantaFe and Global Marine and the market for similar securities. The Debentures are held through DTC, and Cede & Co., as nominee of DTC, is the sole record holder of the Debentures.

Each Debenture is convertible at any time, at the option of the holder, into GlobalSantaFe Ordinary Shares at a conversion rate of 8.125103 Ordinary Shares per $1,000 principal amount at maturity. This conversion rate is subject to adjustment in certain events. GlobalSantaFe Ordinary Shares are listed on the New York Stock Exchange under the symbol “GSF.” The following table presents the range of high and low quarterly sales prices of GlobalSantaFe Ordinary Shares on the NYSE since January 1, 2003.

	Price
	High	Low
2003
First Quarter	$25.34	$19.76
Second Quarter	26.70	20.13
Third Quarter	25.17	21.47
Fourth Quarter	25.46	20.89
2004
First Quarter	$30.69	$23.44
Second Quarter	28.94	24.03
Third Quarter	31.75	24.53
Fourth Quarter	33.20	27.22
2005
First Quarter	$39.05	$31.95
Second Quarter (through May 24)	$38.94	$32.27

On May 24, 2005, the last reported sales price of GlobalSantaFe Ordinary Shares on the NYSE was $34.86 per share. As of that date, there were 239,650,556 shares outstanding. We urge you to obtain current market information for the Debentures, to the extent available, and the Ordinary Shares before making any decision to surrender your Debentures pursuant to the Option.

2.5 Redemption.

On or after June 23, 2005, Global Marine may redeem any Debentures that remain outstanding, in whole or in part, for cash at a price equal to the issue price plus accrued original issue discount to the redemption date.

2.6 Change in Control.

A holder may require Global Marine to redeem for cash his or her Debentures if there is a Change in Control (as defined in the Debentures) at a redemption price equal to the issue price plus accrued original issue discount to the redemption date.

2.7 Ranking.

The Debentures are unsecured and unsubordinated obligations of Global Marine. The Debentures rank equal in right of payment with all of Global Marine’s existing and future unsecured and unsubordinated indebtedness. The Debentures are effectively subordinated to all existing and future indebtedness and other liabilities of Global Marine’s subsidiaries.

3. Procedures to be Followed by Holders Electing to Surrender Debentures for Purchase.

Holders will not be entitled to receive the Purchase Price for their Debentures unless they validly surrender and do not withdraw the Debentures on or before 5:00 p.m., New York City time, on the Purchase Date. Only registered holders are authorized to surrender their Debentures for purchase. Holders may surrender some or all of their Debentures; however, any Debentures surrendered must be in $1,000 principal amount at maturity or an integral multiple thereof.

If holders do not validly surrender their Debentures on or before 5:00 p.m., New York City time, on the Purchase Date, their Debentures will remain outstanding subject to the terms of the Debentures.

3.1 Method of Delivery.

The method of delivery of Debentures, the related Repurchase Notice and all other required documents, including delivery through DTC and acceptance through DTC’s PTS, is at the election and risk of the person surrendering such Debentures and delivering such Repurchase Notice and, except as expressly otherwise provided in the Repurchase Notice, delivery will be deemed made only when actually received by the Paying Agent. The date of any postmark or other indication of when a Debenture or the Repurchase Notice was sent will not be taken into account in determining whether such materials were timely received. If delivery is by mail, it is suggested that holders use properly insured, registered mail with return receipt requested, and that holders mail the required documents sufficiently in advance of June 23, 2005 to permit delivery to the Paying Agent before 5:00 p.m., New York City time, on June 23, 2005.

3.2 Repurchase Notice.

The Indenture requires that the Repurchase Notice contain:

•	the certificate number of the Debentures being delivered for purchase or if any of the Debentures is in the form of a Global Security (as defined in the Indenture), then a beneficial owner of a Debenture shall comply with the procedures of DTC applicable to repurchase of a Global Security;

•	the portion of the principal amount at maturity of the Debentures to be purchased, which portion must be in principal amounts at maturity of $1,000 or an integral multiple thereof; and

•	a statement that such Debentures are to be purchased on June 23, 2005 pursuant to the terms and conditions specified in the Indenture and under the paragraph “Repurchase by the Company at the Option of the Holder” in the Debentures.

3.3 Delivery of Debentures.

Debentures in Certificated Form. To receive the Purchase Price, holders of Debentures in certificated form must deliver to the Paying Agent the Debentures to be surrendered for purchase and the accompanying Repurchase Notice, or a copy thereof, on or before 5:00 p.m., New York City time, on June 23, 2005.

Debentures Held Through a Custodian. A holder whose Debentures are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such holder desires to surrender his or her Debentures and instruct such nominee to surrender the Debentures for purchase on the holder’s behalf.

Debentures in Global Form. A holder who is a DTC participant may elect to surrender to Global Marine his or her beneficial interest in the Debentures by:

•	delivering to the Paying Agent’s account at DTC through DTC’s book-entry system his or her beneficial interest in the Debentures on or before 5:00 p.m., New York City time, on June 23, 2005; and

•	electronically transmitting his or her acceptance through DTC’s PTS, subject to the terms and procedures of that system. In surrendering through PTS, the electronic instructions sent to DTC by the holder, and transmitted by DTC to the Paying Agent, will acknowledge, on behalf of DTC and the holder, receipt by the holder of and agreement to be bound by the Repurchase Notice.

Debentures and the Repurchase Notice must be delivered to the Paying Agent to collect payment. Delivery of documents to DTC, GlobalSantaFe or Global Marine does not constitute delivery to the Paying Agent.

HOLDERS THAT SURRENDER THROUGH DTC NEED NOT SUBMIT A PHYSICAL REPURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH DTC’S TRANSMITTAL PROCEDURES.

4. Right of Withdrawal.

Debentures surrendered for purchase may be withdrawn at any time before 5:00 p.m., New York City time, on June 23, 2005. In order to withdraw Debentures, holders must either comply with DTC’s withdrawal procedures or deliver to the Paying Agent written notice containing:

•	the certificate number of the Debenture with respect to which the such notice of withdrawal is being submitted or if any of the Debenture is in the form of a Global Security, then a beneficial owner of a Debenture shall comply with the procedures of DTC applicable to withdrawal of a Repurchase Notice;

•	the principal amount at maturity of the Debenture with respect to which such notice of withdrawal is being submitted; and

•	the principal amount at maturity, if any, of such Debenture that remains subject to the original Repurchase Notice and that has been or will be delivered for purchase by Global Marine.

The signature on the notice of withdrawal must be guaranteed by an Eligible Guarantor Institution (as defined in Rule 17Ad-15 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”)) unless such Debentures have been surrendered for purchase for the account of an Eligible Guarantor Institution. Any properly withdrawn Debentures will be deemed not validly surrendered for purposes of the Option. Debentures withdrawn from the Option may be resurrendered by following the surrender procedures described above.

HOLDERS THAT WITHDRAW THROUGH DTC NEED NOT SUBMIT A PHYSICAL NOTICE OF WITHDRAWAL TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH DTC’S WITHDRAWAL PROCEDURES.

5. Payment for Surrendered Debentures.

The Purchase Price for any Debentures validly surrendered for purchase and not withdrawn will be paid to the holder promptly following June 23, 2005. Each holder of a beneficial interest in the Debentures that has properly delivered such beneficial interest for purchase by Global Marine through DTC and not validly withdrawn such delivery before 5:00 p.m., New York City time, on June 23, 2005, will receive the Purchase Price promptly following June 23, 2005.

The total amount of funds required by Global Marine to purchase all of the Debentures is approximately $356.6 million (assuming all of the Debentures are validly surrendered for purchase and accepted for payment). In the event any Debentures are surrendered and accepted for payment, Global Marine intends to use available cash of it and its affiliates to pay the Purchase Price. Global Marine has no alternative financing plan at this time.

6. Debentures Acquired.

Any Debentures that are purchased by Global Marine pursuant to the Option will be canceled by the trustee, pursuant to the terms of the Indenture.

7. Plans or Proposals of GlobalSantaFe or Global Marine.

Except as described in this document, there presently are no plans that relate to or would result in:

(1)	any extraordinary transaction, such as a merger, reorganization or liquidation, involving Global Marine, GlobalSantaFe or any of their subsidiaries;

(2)	any purchase, sale or transfer of a material amount of assets of GlobalSantaFe, Global Marine or any of their subsidiaries;

(3)	any material change in the present dividend rate or policy, or indebtedness or capitalization of GlobalSantaFe or Global Marine;

(4)	any change in the present board of directors or management of GlobalSantaFe or Global Marine, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer, except that one of GlobalSantaFe’s directors, C. Russell Luigs, has reached his 70th birthday and accordingly is not standing for re-election at the 2005 annual meeting;

(5)	any other material change in the corporate structure or business of GlobalSantaFe or Global Marine;

(6)	any class of equity security of GlobalSantaFe to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

(7)	any class of equity security of GlobalSantaFe becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

(8)	the suspension of GlobalSantaFe’s obligation to file reports under Section 15(d) of the Exchange Act;

(9)	the acquisition by any person of additional securities of GlobalSantaFe or Global Marine, or the disposition of securities of GlobalSantaFe or Global Marine; or

(10)	any changes in the charter, bylaws or other governing instruments of GlobalSantaFe or Global Marine or other actions that could impede the acquisition of control of GlobalSantaFe or Global Marine.

8. Interests of Directors, Executive Officers and Affiliates of GlobalSantaFe or Global Marine in the Debentures.

To the knowledge of each of GlobalSantaFe and Global Marine:

•	none of GlobalSantaFe, Global Marine or their respective executive officers, directors, subsidiaries or other affiliates has any beneficial interest in the Debentures;

•	none of the officers or directors of the subsidiaries of GlobalSantaFe or Global Marine has any beneficial interest in the Debentures;

•	Global Marine will not purchase any Debentures from such persons; and

•	during the 60 days preceding May 25, 2005, neither GlobalSantaFe, Global Marine nor, to their knowledge, any of their executive officers, directors or affiliates have engaged in any transactions in the Debentures.

A list of the directors and executive officers of GlobalSantaFe and Global Marine is attached to this Company Notice as Annex A.

Except as described below, none of GlobalSantaFe or Global Marine or, to their knowledge, any of their affiliates, directors or executive officers is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Option or with respect to any of the securities of GlobalSantaFe or Global Marine including, but not limited to, any contract, arrangement, understanding or agreement concerning the transfer or the voting of the securities, joint ventures, loan or option arrangement, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

Certain directors and executive officers of GlobalSantaFe and its affiliates are parties to ordinary course stock option plans and arrangements involving GlobalSantaFe Ordinary Shares, as disclosed by GlobalSantaFe before the date of this Company Notice.

SFIC Holdings (Cayman), Inc. (“SFIC Holdings”), a wholly-owned subsidiary of Kuwait Petroleum Corporation (“KPC”), currently owns 20,000,000 GlobalSantaFe Ordinary Shares, or approximately 8.3% of the total shares outstanding. This reflects a reduction in SFIC Holdings’ ownership interest from approximately 18.16% as a result of transactions consummated on April 20, 2005, in which GlobalSantaFe issued 23,500,000 GlobalSantaFe Ordinary Shares in an underwritten public offering and concurrently repurchased an equal number of shares from SFIC Holdings at a price per share equal to the net proceeds per share that GlobalSantaFe received from the offering. GlobalSantaFe, SFIC Holdings and KPC are parties to an intercompany agreement, as amended. The intercompany agreement provides for rights on the part of SFIC Holdings and KPC, including those described below under “GlobalSantaFe Board Designees” and “Registration Rights.” The Articles of Association of GlobalSantaFe, as amended and restated, contain analogous provisions to the intercompany agreement in regard to board designees as well as the provisions described below under “Quorum for Certain Special Resolutions.” Because KPC controlled GlobalSantaFe at the time these arrangements were originally entered into, these arrangements were not the result of arm’s-length negotiations.

GlobalSantaFe Board Designees. As long as KPC and its affiliates hold at least 4% of GlobalSantaFe’s outstanding shares or voting shares, KPC, acting through SFIC Holdings, is entitled to designate a specified number of representatives to be members of the Board of Directors of GlobalSantaFe, who must be reasonably acceptable to GlobalSantaFe. Currently, SFIC Holdings has the right to designate two designees and Mrs. Maha A. R. Razzuqi and Mr. Nader Sultan serve as its representatives on the GlobalSantaFe Board of Directors. In general, GlobalSantaFe is required to cause any slate of directors presented to shareholders to consist of such nominees that, if elected, would result in a GlobalSantaFe Board that includes designees of SFIC Holdings such that, after giving effect to their election, the number of SFIC Holdings designees as compared to the size of the Board as a whole, would be proportionate to KPC’s ownership interest in GlobalSantaFe. These rights to proportionate Board representation are subject to certain minimum Board representation requirements which provide as follows. Notwithstanding the proportionate representation provisions, as long as KPC and its affiliates own at least 12.5%, SFIC Holdings has the right to designate for election three directors. If KPC’s interest is reduced to less than 12.5% and equal to or greater than 7.5%, the number of directors that SFIC Holdings will have the right to designate for election is reduced from three to two. GlobalSantaFe’s Articles of Association and the intercompany agreement provide that if SFIC Holdings’ interest is reduced to less than 7.5% and equal to or greater than 4%, the number of directors that SFIC Holdings may designate for election is one. If SFIC Holdings’ interest is reduced to less than 4%, it will not have the right to designate any directors for election to the Board of GlobalSantaFe. If KPC’s percentage ownership is reduced in the future, then its Board representation may decline in accordance with the foregoing provisions. In addition, the Articles of Association and intercompany agreement require the resignation of all but one of SFIC Holdings’ designees if KPC’s’ ownership interest is below 7.5%, but equal to or greater than 4% at the time of a meeting of shareholders to elect directors. If that should occur, then the one remaining director designee would be entitled to serve on the board for the remainder of his or her elected term and would not be required to resign prior thereto even if KPC’s ownership has declined below 4% at the time of a meeting of shareholders to elect directors.

As long as SFIC Holdings has the right to designate a representative to the Board of Directors of GlobalSantaFe, (1) if a designee of SFIC Holdings ceases to serve as a director on the Board of Directors for any reason, GlobalSantaFe will cause the vacancy to be filled by another SFIC Holdings designee, and (2) SFIC Holdings has the right to appoint one of its designees to serve as a member of each committee of the Board of Directors, subject to any applicable law or regulation of the NYSE. The NYSE has adopted regulations to comport with rules adopted by the Securities and Exchange Commission under the Sarbanes-Oxley Act of 2002 that implement heightened independence requirements for audit committee members, and the GlobalSantaFe Board had determined, based on KPC’s ownership prior to the recent repurchase, that the designees of SFIC Holdings should not be regarded as independent for purposes of service as members of the Board’s Audit Committee under those regulations. Currently no SFIC Holdings designee serves as a member of the Audit Committee.

Registration Rights. GlobalSantaFe granted demand and “piggyback” registration rights to KPC and its affiliates (the “KPC Affiliated Group”) for GlobalSantaFe’s equity securities that it owns. Under the demand registration rights, the KPC Affiliated Group may, at any time, request that GlobalSantaFe register under the U.S. federal securities laws any or all GlobalSantaFe Ordinary Shares held by the KPC Affiliated Group whenever it wishes to sell GlobalSantaFe Ordinary Shares in a transaction it reasonably expects will yield gross proceeds of at least $250.0 million. GlobalSantaFe has agreed to use its best efforts to effect any demand registrations requested by the KPC Affiliated Group. GlobalSantaFe also agreed to register under the U.S. federal securities laws a specified amount of GlobalSantaFe Ordinary Shares held by the KPC Affiliated Group when it initiates other registrations of GlobalSantaFe’s equity securities on its own behalf or on behalf of any of its other shareholders. These registration rights are transferable by the KPC Affiliated Group. GlobalSantaFe has agreed to pay all costs and expenses in connection with each of these registrations, except underwriting discounts and commissions applicable to the securities sold by the KPC Affiliated Group and its transferees. In connection with the April 2005 offering, the KPC Affiliated Group agreed not to exercise its demand registration rights until July 14, 2005. The intercompany agreement also contains specified restrictions on the ability of the KPC Affiliated Group to exercise its demand and piggyback registration rights. In addition, the intercompany agreement contains customary terms and provisions about registration procedures and indemnification for damages arising from GlobalSantaFe’s registration of GlobalSantaFe Ordinary Shares.

Quorum for Certain Special Resolutions. For so long as KPC or its affiliates own at least 4% of the outstanding voting shares or 4% of the outstanding voting power with respect to GlobalSantaFe, the quorum for any meeting of shareholders of GlobalSantaFe at which a special resolution relating to the rights of KPC or its affiliates in the Articles of Association is to be considered and voted upon shall be one or more shareholders present in person or by proxy holding at least a majority of the outstanding GlobalSantaFe Ordinary Shares entitled to vote at such meeting and one of such shareholders present is SFIC Holdings.

9. Purchases of Debentures by the Company and its Affiliates.

Each of Global Marine and its affiliates, including its executive officers and directors, are prohibited under applicable federal securities laws from purchasing Debentures (or the right to purchase Debentures) other than through the Option until at least the tenth business day after the Purchase Date. Following that time, if any Debentures remain outstanding, Global Marine and its affiliates may purchase Debentures in the open market, in private transactions, through a subsequent tender offer or otherwise, any of which may be consummated at purchase prices higher or lower than the Purchase Price to be paid pursuant to the Option. Any decision to purchase Debentures after the Option, if any, will depend upon many factors, including the market price of the Debentures, the amount of Debentures surrendered for purchase pursuant to the Option, the market price of GlobalSantaFe Ordinary Shares, the business and financial position of each of GlobalSantaFe and Global Marine and general economic and market conditions.

10. Material United States Tax Consequences.

The following discussion, which is for general information only, is a summary of the material U.S. federal income tax considerations relating to the surrender of Debentures for purchase pursuant to the Option. This discussion does not purport to be a complete analysis of all potential tax effects of the Option. This summary is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change or differing interpretations at any time, possibly with retroactive effect. Moreover, this summary applies only to holders who hold Debentures as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, tax exempt investors, dealers in securities and currencies, U.S. expatriates or former long-term residents, persons holding Debentures as a position in a “straddle,” “hedge,” “conversion” or other integrated transaction for tax purposes, persons who own, directly or indirectly, 10% or more of our voting power, U.S. Holders (as defined below) whose functional currency is not the U.S. dollar, and partnerships. The tax treatment of a partnership that holds Debentures will generally depend on the status of the partners and the activities of the partnership. Holders that are partnerships should consult their own tax advisors about the U.S. federal income tax consequences of surrendering Debentures pursuant to the Option. Further, this discussion does not address the consequences under U.S. federal estate or gift tax laws or the laws of any U.S. state or locality or any foreign jurisdiction.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of Debentures that is, for U.S. federal income tax purposes: a citizen or resident of the United States; a corporation (or other entity that has elected to be treated as a corporation) created or organized in or under the laws of the United States or any political subdivision thereof; an estate the income of which is subject to U.S. federal income tax regardless of its source; a trust if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions; and certain electing trusts that were in existence and treated as U.S. trusts on August 20, 1996. As used herein, the term “non-U.S. Holder” means a beneficial owner of Debentures, other than a partnership, that is not a U.S. Holder as defined above.

Sale of Debentures Pursuant to the Option. A U.S. Holder who receives cash in exchange for Debentures pursuant to the Option will recognize taxable gain or loss equal to the difference between (a) the amount of cash received and (b) the U.S. Holder’s adjusted tax basis in the Debentures surrendered. A U.S. Holder’s adjusted tax basis in the Debentures will generally equal the U.S. Holder’s cost of the Debentures increased by any original issue discount that was previously included in income, or will be included in income this year, by such U.S. Holder with respect to such Debentures. Subject to the market discount rules discussed below, such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the Debentures for more than one year. The deductibility of capital losses is subject to limitations.

A U.S. Holder who acquired Debentures at a market discount generally will be required to treat any gain recognized upon the purchase of its Debentures pursuant to the Option as ordinary income rather than capital gain to the extent of the accrued market discount, unless the U.S. holder elected to include market discount in income as it accrued. Subject to a de minimis exception, “market discount” equals the excess of the “revised issue price” (generally the sum of the issue price of the Debentures and the aggregate amount of original issue discount which accrued on the Debentures before the time acquired by the holder) over the U.S. Holder’s initial tax basis in the Debentures.

A non-U.S. Holder who receives cash in exchange for Debentures pursuant to the Option generally will not be subject to U.S. federal income tax on any gain recognized, unless—

•	the gain is effectively connected with the conduct by such non-U.S. Holder of a trade or business in the United States and, in the case of a treaty resident, is attributable to a permanent establishment or a fixed base in the United States, or

•	such non-U.S. Holder is an individual who is present in the U.S. for 183 days or more in the taxable year of disposition and certain other conditions are met, or

•	such non-U.S. Holder fails to certify on Internal Revenue Service Form W-8BEN, under penalties of perjury, that it is not a United States person or fails to provide its name and address or otherwise satisfy applicable documentation requirements.

Backup Withholding. Under the backup withholding provisions of the Code, a U.S. Holder who surrenders Debentures for purchase will generally be subject to backup withholding at the rate of 28% of any gross payment if such holder fails to provide a certified Taxpayer Identification Number (Employer Identification Number or Social Security Number). A U.S. Holder who provides a certified Taxpayer Identification Number may nevertheless be subject to backup withholding on the portion of the payment representing original issue discount accruing this year, if Global Marine has been notified by the Internal Revenue Service that such U.S. Holder is currently subject to backup withholding as a result of a failure to report all interest or dividends or if such U.S. Holder fails to certify to Global Marine that such U.S. Holder has not been so notified. U.S. Holders electing to surrender Debentures should complete a Substitute Form W-9 and attach it to the Debentures being surrendered. If you are a U.S. Holder exempt from backup withholding under the Code, please provide your Taxpayer Identification Number and so indicate on the Substitute Form W-9.

If a non-U.S. Holder holds Debentures through the non-U.S. office of a non-U.S. related broker or financial institution, backup withholding and information reporting generally will not be required. Information reporting, and possibly backup withholding, may apply if the Debentures are held by a non-U.S. Holder through a U.S. broker or financial institution or the U.S. office of a non-U.S. broker or financial institution and the non-U.S. Holder fails to provide appropriate information (on Internal Revenue Service Form W-8BEN or other applicable form). Non-U.S. Holders should consult their tax advisors with respect to the application of U.S. information reporting and backup withholding rules to the disposition of Debentures pursuant to the Option.

11. Additional Information.

GlobalSantaFe is subject to the reporting and other informational requirements of the Exchange Act and, in accordance therewith, files annual, quarterly and special reports, proxy statements and other information with the SEC. You can read and copy any materials GlobalSantaFe files with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You can obtain information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. You can obtain information about GlobalSantaFe at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

GlobalSantaFe and Global Marine have filed with the SEC a Tender Offer Statement on Schedule TO under Section 13(e)(4) of the Exchange Act and Rule 13e-4 of the SEC, furnishing certain information with respect to the Option. The Tender Offer Statement on Schedule TO, together with any exhibits and any amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as described above.

The documents listed below (as such documents may be amended from time to time) contain important information about GlobalSantaFe and its financial condition:

•	GlobalSantaFe’s Annual Report on Form 10-K for the year ended December 31, 2004, as amended by the Annual Report on Form 10-K/A;

•	All other reports filed by GlobalSantaFe with the SEC under Section 13(a) or 15(d) of the Exchange Act since the end of the year covered by the Form 10-K mentioned above;

•	All documents filed by GlobalSantaFe with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Schedule TO and before the expiration of the Option; and

•	The description of GlobalSantaFe Ordinary Shares, under the caption “Description of Registrant’s Securities to be Registered” in GlobalSantaFe’s Amendment No. 1 to Registration Statement on Form 8-A filed with the SEC on May 2, 2003, as thereafter amended from time to time for the purpose of updating, changing or modifying such description.

In the event of conflicting information in these documents, the information in the latest filed documents should be considered correct.

12. No Solicitation.

There are no persons directly or indirectly employed, retained or to be compensated to make solicitations or recommendations in connection with the Option. Wilmington Trust Company, however, is the trustee under the Indenture and will be communicating with and providing notices to holders of the Debentures as required by the Indenture.

13. Definitions.

All capitalized terms used but not specifically defined herein shall have the meanings given to those terms in the Indenture and the Debentures.

14. Conflicts.

In the event of any conflict between this Company Notice and the accompanying Repurchase Notice or the one hand and the terms of the Indenture and the Debentures or any applicable laws on the other hand, the terms of the Indenture or the Debentures or applicable laws, as the case may be, will control.

None of GlobalSantaFe, Global Marine or their respective boards of directors or employees are making any recommendation to any holder as to whether to surrender or refrain from surrendering Debentures for purchase pursuant to this Company Notice. Each holder must make his or her own decision whether to surrender his or her Debentures for purchase and, if so, the principal amount of Debentures to surrender based on their own assessment of current market value and other relevant factors.

GLOBAL MARINE INC.

May 25, 2005

ANNEX A

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

The following table presents the name and title of each of GlobalSantaFe’s executive officers and directors as of May 24, 2005. The address of each such person is c/o GlobalSantaFe Corporation, 15375 Memorial Dr., Houston, Texas 77079.

Name	Title
Jon A. Marshall	President and Chief Executive Officer
W. Matt Ralls	Senior Vice President and Chief Financial Officer
James L. McCulloch	Senior Vice President and General Counsel
Marion M. Woolie	Senior Vice President, Operations
Roger B. Hunt	Senior Vice President, Marketing
Cheryl D. Richard	Senior Vice President, Human Resources
R. Blake Simmons	President of Applied Drilling Technology Inc.
Michael R. Dawson	Vice President and Controller
Ferdinand A. Berger	Director
Thomas W. Cason	Director
Richard L. George	Director
C. Russel Luigs	Director
Jon A. Marshall	Director
Edward R. Muller	Director
Paul J. Powers	Director
Maha A. R. Razzuqi	Director
Robert E. Rose	Director
Stephen J. Solarz	Director
Carroll W. Suggs	Director
Nader H. Sultan	Director
John L. Whitmire	Director

The following table presents the name and title of each of Global Marine’s executive officers and directors as of May 24, 2005. The address of each such person is c/o Global Marine Inc., 15375 Memorial Dr., Houston, Texas 77079.

Name	Title
Michael D. Garvin	President
Benjamin W. Bollinger	Vice President, Sales and Contracts
David E. Faure	Vice President and Secretary
Steven J. Gangelhoff	Vice President, Business Development and Market Analysis
Michael R. Hoke	Vice President, Procurement and Materials Management
Mark K. Monroe	Vice President, Sales and Contracts
N. Pharr Smith	Vice President, Technical Operations
L. Craig Williams	Treasurer and Controller
Jon A. Marshall	Director
James L. McCulloch	Director
W. Matt Ralls	Director